GlobalFoundries Reports Fourth Quarter 2023 and Fiscal Year 2023 Financial Results

Malta, New York, February 13, 2024 - GlobalFoundries Inc. (GF) (Nasdaq: GFS) today announced preliminary financial results for the fourth quarter and fiscal year ended December 31, 2023.
Key Fourth Quarter Financial Highlights
•Revenue of $1.854 billion.
•Gross margin of 28.3% and adjusted gross margin(1) of 29.0%.
•Operating margin of 16.3% and adjusted operating margin(1) of 20.7%.
•Net income of $278 million and adjusted net income(1) of $356 million.
•Adjusted EBITDA(1) of $773 million.
•Cash, cash equivalents and marketable securities of $3.9 billion.

Key Full Year 2023 Financial Highlights
•Revenue of $7.4 billion.
•Gross margin of 28.4% and adjusted gross margin(1) of 29.1%.
•Net income of $1.0 billion and adjusted EBITDA(1) of $2.8 billion

"In the fourth quarter, GF's dedicated teams across the world delivered financial results that exceeded the mid-point of the guidance ranges we provided in our November earnings release." said Dr. Thomas Caulfield, president and CEO of GF. "We continue to position GF to drive foundry innovation and differentiation across essential end-markets and we are especially proud of our Automotive end market revenue growth, with over $1 billion of revenue in 2023. It also gives me great pleasure to welcome John Hollister to GF, as our new CFO. I look forward to partnering with John as we focus on our business priorities through 2024 and beyond."

Recent Business Highlights

•GF and Infineon announced a new multi-year agreement on the supply of Infineon's leading 40nm automotive safety controller as well as power management and connectivity solutions through 2030.

•GF was awarded $35 million in federal funding to accelerate the manufacturing of GF's differentiated gallium nitride (GaN) on silicon semiconductors at its facility in Essex Junction, Vermont. This funding brings GF closer to large-scale production of GaN chips, which are unique in their ability to handle high voltages and temperatures.

•For the second year in a row, GF has earned a place on Newsweek's esteemed list of "America's Most Responsible Companies," underscoring the company’s longstanding commitment to ESG and environmentally sustainable manufacturing practices.

(1)Adjusted gross profit, adjusted operating profit, adjusted net income, adjusted EBITDA and any related margins are all Non-IFRS measures. See “Unaudited Reconciliation of IFRS to Non-IFRS" for a detailed reconciliation of Non-IFRS measures to the most directly comparable IFRS measure. See "Financial Measures (Non-IFRS)" for a discussion of why we believe these Non-IFRS measures are useful.

Unaudited Summary Quarterly Results (in millions USD, except per share amounts and wafer shipments)

				Year-over-year		Sequential
	Q4'23	Q3'23	Q4'22	Q4'23 vs Q4'22		Q4'23 vs Q3'23

Net revenue	$1,854	$1,852	$2,101	$(247)	(12)%	$2	—%

Gross profit	525	529	622	$(97)	(16)%	$(4)	(1)%
Gross margin	28.3%	28.6%	29.6%		(130)bps		(30)bps

Adjusted gross profit(1)	$537	$541	$633	$(96)	(15)%	$(4)	(1)%
Adjusted gross margin(1)	29.0%	29.2%	30.1%		(110)bps		(20)bps

Operating profit	$303	$261	$288	$15	5%	$42	16%
Operating margin	16.3%	14.1%	13.7%		+260bps		+220bps

Adjusted operating profit(1)	$383	$322	$425	$(42)	(10)%	$61	19%
Adjusted operating margin(1)	20.7%	17.4%	20.2%		+50bps		+330bps

Net income	$278	$249	$668	$(390)	(58)%	$29	12%
Net income margin	15.0%	13.4%	31.8%		(1,680)bps		+160bps

Adjusted net income(1)(2)	$356	$308	$800	$(444)	(56)%	$48	16%
Adjusted net income margin(1)	19.2%	16.6%	38.1%		(1,890)bps		+260bps

Diluted earnings per share ("EPS")	$0.50	$0.45	$1.21	$(0.71)	(59)%	$0.05	11%

Adjusted diluted EPS(1)	$0.64	$0.55	$1.44	$(0.80)	(56)%	$0.09	16%

Adjusted EBITDA(1)	$773	$667	$821	$(48)	(6)%	$106	16%
Adjusted EBITDA margin(1)	41.7%	36.0%	39.1%		+260bps		+570bps

Cash from operations	$684	$416	$491	$193	39%	$268	64%

Wafer shipments (300mm equivalent) (in thousands)	552	575	580	(28)	(5)%	(23)	(4)%

(1) Adjusted gross profit, adjusted operating profit, adjusted net income, adjusted diluted EPS, adjusted EBITDA, and any related margins are all Non-IFRS measures. See "Unaudited Reconciliation of IFRS to Non-IFRS" section for a detailed reconciliation of Non-IFRS measures to the most directly comparable IFRS measure. See "Financial Measures (Non-IFRS)" for a discussion of why we believe these Non-IFRS metrics are useful.
(2) Beginning in Q4 2022, the Company revised its definition of adjusted net income to include an adjustment for restructuring charges and the associated tax impact. The change was made due to a restructuring undertaken in Q4 2022. The Company believes the revised definition provides management and investors with more useful information to evaluate the operations of our business. Adjusted net income is now defined as net income adjusted for share-based compensation, restructuring charges and the associated tax impact.

Unaudited Summary Annual Results (in millions USD, except per share amounts and wafer shipments)

			Year-over-year
	FY2023	FY2022	FY23 vs FY22

Net revenue	$7,392	$8,108	$(716)	(9)%

Gross profit	$2,101	$2,239	$(138)	(6)%
Gross margin	28.4%	27.6%		+80bps

Adjusted gross profit(1)	$2,149	$2,303	$(154)	(7)%
Adjusted gross margin(1)	29.1%	28.4%		+70bps

Operating profit	$1,129	$1,167	$(38)	(3)%
Operating margin	15.3%	14.4%		+90bps

Adjusted operating profit(1)	$1,369	$1,443	$(74)	(5)%
Adjusted operating margin(1)	18.5%	17.8%		+70bps

Net income(2)	$1,018	$1,446	$(428)	(30)%
Net income margin	13.8%	17.8%		(400)bps

Adjusted net income(1)(2)(3)	$1,251	$1,717	$(466)	(27)%
Adjusted net income margin(1)	16.9%	21.2%		(430)bps

Diluted EPS	$1.83	$2.62	$(0.79)	(30)%

Adjusted diluted EPS(1)	$2.24	$3.11	$(0.87)	(28)%

Adjusted EBITDA(1)(4)	$2,763	$3,088	$(325)	(11)%
Adjusted EBITDA margin(1)	37.4%	38.1%		(70)bps

Cash from operations	$2,125	$2,624	$(499)	(19)%

Wafer shipments (300mm equivalent) (in thousands)	2,211	2,472	(261)	(11)%

(1) Adjusted gross profit, adjusted operating profit, adjusted net income, adjusted diluted EPS, and adjusted EBITDA, and any related margins are all Non-IFRS measures. See "Unaudited Reconciliation of IFRS to Non-IFRS" for a detailed reconciliation of Non-IFRS measures to the most directly comparable IFRS measures. See "Financial Measures (Non-IFRS)" for a discussion of why we believe these Non-IFRS measures are useful.

(2) Includes the gain on sale of our East Fishkill business in December 2022.

(3) Beginning in Q4 2022, the Company revised its definition of adjusted net income to include an adjustment for restructuring charges and the associated tax impact. The change was made due to a restructuring undertaken in Q4 2022. The Company believes the revised definition provides management and investors with more useful information to evaluate the operations of our business. Adjusted net income is now defined as net income adjusted for share-based compensation, restructuring charges and the associated tax impact.

(4) Beginning in Q3 2022, the Company revised its definition of adjusted EBITDA to include an adjustment for finance income. The change was made due to the Company making an investment during Q2 2022 of approximately $1.0 billion in marketable securities. The Company believes the revised definition provides management and investors more useful information to evaluate the operations of our business. Adjusted EBITDA is now defined as net income, adjusted for the impact of finance expense, finance income, income tax expense, depreciation and amortization, share-based compensation, divestiture gains and associated expenses, restructuring charges, labor optimization initiatives and litigation settlement.

Summary of First Quarter 2024 Guidance (unaudited in millions USD, except per share amounts)(1)

	IFRS	Share-based compensation	Non-IFRS Adjusted(2)
Net revenue	$1,500 - $1,540	—	—
Gross profit	$329 - $371	$14 - $16	$345 - $385
Gross margin(3) (mid-point)	23.0%		24.0%
Operating profit	$60 - $130	$50 - $60	$120 - $180
Operating margin(3) (mid-point)	6.3%		9.9%
Net income	$40 - $106	$50 - $60	$100 - $156
Net income margin(3) (mid-point)	4.8%		8.4%
Diluted EPS	$0.07 - $0.19		$0.18 - $0.28
(1)The Guidance provided above contains forward-looking statements as defined in the U.S. Private Securities Litigation Act of 1995, and is subject to the safe harbors created therein. The Guidance includes management’s beliefs and assumptions and is based on information currently available.
(2)Adjusted gross profit, adjusted operating profit, adjusted net income, and adjusted diluted EPS are Non-IFRS metrics and, for purposes of the Guidance only, are defined as gross profit, operating profit, net income, and EPS before share-based compensation, respectively. Adjusted operating expense is calculated by subtracting adjusted operating profit from adjusted gross profit.
(3)Adjusted margins are Non-IFRS metrics and for purposes of the Guidance only, are defined as adjusted gross profit, adjusted operating profit and adjusted net income, each divided by net revenue (using the definitions of adjusted gross profit, adjusted operating profit, and adjusted net income, in footnote (2) above, as appropriate).

Unaudited Consolidated Statements of Operations

	Three Months Ended		Year Ended
(in millions USD, except for per share amounts)	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022

Net revenue	$1,854	$2,101	$7,392	$8,108
Cost of revenue	1,329	1,479	5,291	5,869
Gross profit	$525	$622	$2,101	$2,239
Operating expenses:
Research and development	105	110	428	482
Selling, general and administrative(1)	87	130	473	496
Restructuring charges	30	94	71	94
Total operating expenses	$222	$334	$972	$1,072
Operating profit	$303	$288	$1,129	$1,167
Finance income (expense), net	8	(2)	12	(60)
Other income (expense)	(12)	(13)	(57)	22
Gain on sale of a business(2)	—	403	—	403
Income tax expense	(21)	(8)	(66)	(86)
Net income	$278	$668	$1,018	$1,446
Attributable to:
Shareholders of GlobalFoundries	277	668	1,020	1,448
Non-controlling interest	1	—	(2)	(2)
EPS:
Basic	$0.50	$1.22	$1.85	$2.69
Diluted	$0.50	$1.21	$1.83	$2.62
Shares used in EPS calculation:
Basic	553	546	552	539
Diluted	557	554	556	552

(1) Beginning in Q3 2023, selling, general and administrative includes (gain)/loss on tool sales and certain contract cancellation fees. Prior period amounts have not been adjusted, as they are immaterial.

(2) Includes the gain on sale of our East Fishkill business in December 2022.

Unaudited Consolidated Statements of Financial Position

(in millions USD)	December 31, 2023	December 31, 2022

Assets:
Cash and cash equivalents	$2,387	$2,352
Receivables, prepayments and other	1,420	1,487
Marketable securities	1,033	622
Inventories	1,487	1,339
Current assets	$6,327	$5,800
Deferred tax assets	$241	$292
Property, plant, and equipment, net	10,164	10,596
Marketable securities	468	372
Other assets	844	781
Non-current assets	$11,717	$12,041
Total assets	$18,044	$17,841
Liabilities and equity:
Current portion of long-term debt	$571	$223
Other current liabilities	2,528	3,136
Current liabilities	$3,099	$3,359
Non-current portion of long-term debt	$1,801	$2,288
Other liabilities	1,993	2,234
Non-current liabilities	$3,794	$4,522
Shareholders' equity:
Common stock/additional paid-in capital	$24,038	$23,842
Accumulated deficit	(13,001)	(14,021)
Accumulated other comprehensive income	67	92
Non-controlling interest	47	47
Total liabilities and equity	$18,044	$17,841

Unaudited Consolidated Statements of Cash Flows

	Three Months Ended		Year Ended
(in millions USD)	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022

Cash flows from operating activities:
Net income	$278	$668	$1,018	$1,446
Depreciation and amortization	402	409	1,451	1,623
Gain on the sale of a business(1)	—	(403)	—	(403)
Finance (income) expense, net and other(2)	(21)	(3)	(21)	1
Deferred income taxes	8	30	50	82
Other non-cash operating activities	41	16	134	50
Net change in working capital	(24)	(226)	(507)	(175)
Net cash provided by operating activities	$684	$491	$2,125	$2,624

Cash flows from investing activities:
Purchases of property, plant, equipment, and intangible assets	$(228)	$(991)	$(1,804)	$(3,059)
Other investing activities	133	(60)	(78)	(999)
Net cash used in investing activities	$(95)	$(1,051)	$(1,882)	$(4,058)

Cash flows from financing activities:
Proceeds from issuance of equity instruments and other	$1	$12	$47	$168
Proceeds (repayment) of debt, net	(88)	255	(259)	581
Other financing activities	—	93	—	93
Net cash (used in) provided by financing activities	$(87)	$360	$(212)	$842
Effect of exchange rate changes	5	11	4	5
Net change in cash and cash equivalents	$507	$(189)	$35	$(587)
Cash and cash equivalents at the beginning of the period	1,880	2,541	2,352	2,939
Cash and cash equivalents at the end of the period	$2,387	$2,352	$2,387	$2,352

(1)Includes the gain on sale of our East Fishkill business in December 2022.
(2)Finance (income) expense, net and other has been adjusted to include interest and taxes paid that were previously included in "Other non-cash operating activities." Prior period amounts have been adjusted accordingly.

Unaudited Reconciliation of IFRS to Non-IFRS

	Three Months Ended			Year Ended
(in millions USD, except for per share amounts)	December 31, 2023	September 30, 2023	December 31, 2022	December 31, 2023	December 31, 2022

Net Revenue	$1,854	$1,852	$2,101	$7,392	$8,108
Gross profit	$525	$529	$622	$2,101	$2,239
Gross profit margin	28.3%	28.6%	29.6%	28.4%	27.6%
Share-based compensation	$12	$12	$11	$48	$64
Adjusted gross profit(1)	$537	$541	$633	$2,149	$2,303
Adjusted gross margin(1)	29.0%	29.2%	30.1%	29.1%	28.4%

Selling, general and administrative(2)	$87	$143	$130	$473	$496
Share-based compensation	$30	$25	$25	$96	$91
Adjusted selling, general and administrative(1)	$57	$118	$105	$377	$405

Research and development	$105	$108	$110	$428	$482
Share-based compensation	$8	$7	$7	$25	$27
Adjusted research and development(1)	$97	$101	$103	$403	$455

Operating profit	$303	$261	$288	$1,129	$1,167
Operating profit margin	16.3%	14.1%	13.7%	15.3%	14.4%
Share-based compensation	$50	$44	$43	$169	$182
Restructuring charges(3)	$30	$17	$94	$71	$94
Adjusted operating profit(1)	$383	$322	$425	$1,369	$1,443
Adjusted operating profit margin(1)	20.7%	17.4%	20.2%	18.5%	17.8%

Net income	$278	$249	$668	$1,018	$1,446
Net income margin	15.0%	13.4%	31.8%	13.8%	17.8%
Share-based compensation	$50	$44	$43	$169	$182
Restructuring charges(3)	$30	$17	$94	$71	$94
Income tax effect(4)	$(2)	$(2)	$(5)	$(7)	$(5)
Adjusted net income(1)(5)	$356	$308	$800	$1,251	$1,717
Adjusted net income margin(1)	19.2%	16.6%	38.1%	16.9%	21.2%

Diluted EPS	$0.50	$0.45	$1.21	$1.83	$2.62
Share-based compensation	$0.09	$0.08	$0.07	$0.30	$0.33
Restructuring charges(3)	$0.05	$0.03	$0.17	$0.13	$0.17
Income tax effect(4)	$—	$(0.01)	$(0.01)	$(0.02)	$(0.01)
Diluted shares outstanding	557	556	554	556	552
Adjusted diluted EPS(1)	$0.64	$0.55	$1.44	$2.24	$3.11

Net cash provided by operating activities	$684	$416		$2,125
Less: Purchase of property, plant and equipment and intangible assets	$228	$323		$1,804
Free cash flow(1)	$456	$93		$321
(1)Adjusted gross profit, adjusted selling, general and administrative, adjusted research and development, adjusted operating profit, adjusted operating expense (calculated by subtracting adjusted operating profit from adjusted gross profit), adjusted net income, adjusted diluted EPS, free cash flow and any related margins are all Non-IFRS measures. See “Financial Measures (Non-IFRS)” for a discussion of why we believe these Non-IFRS measures are useful.
(2) Beginning in Q3 2023, selling, general and administrative includes (gain)/loss on tool sales and certain contract cancellation fees. Prior period amounts have not been adjusted, as they are immaterial.
(3) Includes $3.1 million of share-based compensation in Q4 2022.
(4) Relates to restructuring charges.
(5) Reflects change to adjusted net income definition discussed in more detail elsewhere in this release.

Unaudited Reconciliation of Net Income to Adjusted EBITDA

	Three Months Ended			Year Ended
(in millions USD)	December 31, 2023	September 30, 2023	December 31, 2022	December 31, 2023	December 31, 2022

Net income for the period	$278	$249	$668	$1,018	$1,446
Depreciation and amortization	402	366	409	1,451	1,623
Finance expense	35	37	28	137	111
Finance income	(43)	(40)	(26)	(149)	(51)
Income tax expense (benefit)	21	(6)	8	66	86
Share-based compensation	50	44	43	169	182
Restructuring charges(1)	30	17	94	71	94
Divestiture gains and associated expenses, legal settlements and transaction expenses (2)	—	—	(403)	—	(403)
Adjusted EBITDA(1)(3)(4)(5)(6)	$773	$667	$821	$2,763	$3,088
Adjusted EBITDA margin(1)(3)(4)(5))(6)	41.7%	36.0%	39.1%	37.4%	38.1%

(1) Includes $3.1 million of share-based compensation in Q4 2022.
(2) Activity for the year ended December 31, 2022, relates to the gain on the sale of our East Fishkill business.
(3)Reflects change to adjusted EBITDA definition discussed in more detail elsewhere in this release
(4)Includes interest income of $1.0 million in Q1 2022 and $7.0 million in Q2 2022. Had these numbers been included, our adjusted EBITDA and adjusted EBITDA margin would have been $697 million and 35.9% for Q1 2022 and $777 million and 39.0% for Q2 2022, respectively.
(5)Adjusted EBITDA and any related margin are Non-IFRS measures. See “Financial Measures (Non-IFRS)" for a discussion of why we believe these Non-IFRS measures are useful.
(6) For the periods presented above, there were no labor optimization expenses.

Financial Measures (Non-IFRS)

In addition to the financial information presented in accordance with IFRS, this press release includes the following Non-IFRS metrics: adjusted gross profit, adjusted operating profit, adjusted operating expense, adjusted net income, adjusted selling, general and administrative, adjusted research and development, adjusted diluted earnings per share (“EPS”), adjusted EBITDA, free cash flow and any related margins. We define each of adjusted gross profit, adjusted selling, general and administrative and adjusted research and development as each respective IFRS measure adjusted for share-based compensation. We define adjusted operating profit as operating profit adjusted for share-based compensation and restructuring charges. We define adjusted operating expense as adjusted gross profit minus adjusted operating profit. We define adjusted net income as net income adjusted for share-based compensation, restructuring charges and the associated tax impact. We define adjusted diluted EPS as adjusted net income divided by the diluted shares outstanding. We define free cash flow as cash flow provided by (used in) operating activities less purchases of property, plant and equipment and intangible assets. We define adjusted EBITDA as net income, adjusted for the impact of finance expense, finance income, income tax expense (benefit), depreciation and amortization, share-based compensation, restructuring charges, labor optimization initiatives and divestiture gains and associated expenses, legal settlements and transaction expenses. We define adjusted gross margin as adjusted gross profit divided by revenue. We define adjusted operating margin as adjusted operating profit divided by net revenue. We define adjusted EBITDA margin as adjusted EBITDA divided by net revenue.

We believe that in addition to our results determined in accordance with IFRS, these Non-IFRS measures provide useful information to both management and investors in measuring our financial performance and highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. These Non-IFRS financial measures provide supplemental information regarding our operating performance that excludes certain gains, losses and non-cash charges that occur relatively infrequently and/or that we consider to be unrelated to our core operations. Management believes that free cash flow as a Non-IFRS measure is helpful to investors as it provides insights into the nature and amount of cash the Company generates in the period. For further information regarding these Non-IFRS measures, please refer to "Unaudited Reconciliation of IFRS to Non-IFRS" table above.

Non-IFRS financial information is presented for supplemental informational purposes only and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Our presentation of Non-IFRS measures should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items. Other companies in our industry may calculate these measures differently, which may limit their usefulness as a comparative measure.

Conference Call and Webcast Information

GF will host a conference call with the financial community on Tuesday, February 13, 2024 at 8:30 a.m. U.S. Eastern Time (ET) to review the fourth quarter 2023 results in detail. Interested parties may join the scheduled conference call by registering at https://register.vevent.com/register/BI596916ecbc7f44b8949ef404dff8de42.
The call will be webcast and can be accessed from the GF Investor Relations website https://investors.gf.com. A replay of the call will be available on the GF Investor Relations website within 24 hours of the actual call.

About GlobalFoundries

GlobalFoundries® (GF®) is one of the world’s leading semiconductor manufacturers. GF is redefining innovation and semiconductor manufacturing by developing and delivering feature-rich process technology solutions that provide leadership performance in pervasive high growth markets. GF offers a unique mix of design, development and fabrication services. With a talented and diverse workforce and an at-scale manufacturing footprint spanning the U.S., Europe and Asia, GF is a trusted technology source to its worldwide customers. For more information, visit www.gf.com.

Forward-looking Statements

This press release includes “forward-looking statements” that reflect our current expectations and views of future events. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and include but are not limited to, statements regarding our financial outlook, future guidance, product development, business strategy and plans, and market trends, opportunities and positioning. These statements are based on current expectations, assumptions, estimates, forecasts, projections and limited information available at the time they are made. Words such as “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall,” "outlook," "on track," and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are subject to a broad variety of risks and uncertainties, both known and unknown. Any inaccuracy in our assumptions and estimates could affect the realization of the expectations or forecasts in these forward-looking statements. For example, our business could be impacted by geopolitical conditions such as the ongoing political and trade tensions with China and the wars in Ukraine and Israel; the market for our products may develop or recover more slowly than expected or than it has in the past; we may fail to achieve the full benefits of our restructuring plan; our operating results may fluctuate more than expected; there may be significant fluctuations in our results of operations and cash flows related to our revenue recognition or otherwise; a network or data security incident that allows unauthorized access to our network or data or our customers’ data could result in a system disruption, loss of data or damage our reputation; we could experience interruptions or performance problems associated with our technology, including a service outage; and global economic conditions could deteriorate, including due to increasing interest rates, rising inflation and any potential recession. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results or outcomes to differ materially from those contained in any forward-looking statements we may make. Moreover, we operate in a competitive and rapidly changing market, and new risks may emerge from time to time. You should not rely upon forward-looking statements as predictions of future events. These statements are based on our historical performance and on our current plans, estimates and projections in light of information currently available to us, and therefore you should not place undue reliance on them.

Although we believe that the expectations reflected in our statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances described in the forward-looking statements will be achieved or occur. Moreover, neither we, nor any other person, assumes responsibility for the accuracy and completeness of these statements. Recipients are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date such statements are made and should not be construed as statements of fact. Except to the extent required by federal securities laws, we undertake no obligation to update any information or any forward-looking statements as a result of new information, subsequent events, or any other circumstances after the date hereof, or to reflect the occurrence of unanticipated events. For a discussion of potential risks and uncertainties, please refer to the risk factors and cautionary statements in our 2022 Annual Report on Form 20-F, current reports on Form 6-K and other reports filed with the Securities and Exchange Commission. Copies of our SEC filings are available on our Investor Relations website, investors.gf.com, or from the SEC website, www.sec.gov.

For further information, please contact:

Investor Relations
ir@gf.com